Filed by Technip S.A.

pursuant to Rule 425 under the Securities Act of 1933, as amended

 Subject Companies: Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

Date: July 8, 2016

 This filing relates to a proposed business combination involving

Technip S.A., FMC Technologies, Inc. and FMC Technologies SIS Limited

(Subject Company Commission File No.: 001-16489)

Important Information for Investors and Securityholders

Forward-Looking Statements

This communication contains “forward-looking statements”. All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; failure to obtain favorable opinions from counsel for each company to the effect of how FMC Technologies SIS Limited (to be renamed TechnipFMC plc) (“TechnipFMC”) should be treated for U.S. tax purposes as a result of the proposed transaction; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that TechnipFMC is a foreign corporation for U.S. federal tax purposes; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in client spending or a slowdown in client payments; unanticipated changes relating to competitive factors in the companies’ industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in FMC Technologies’ (“FMC Technologies”) Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time by FMC Technologies and TechnipFMC with the United States Securities and Exchange Commission (the “SEC”) and those described in Technip S.A.’s (“Technip”) annual reports, registration documents and other documents filed from time to time with the French financial markets regulator (Autorité des Marchés Financiers or the “AMF”). We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Will be Filed with the SEC

TechnipFMC will file with the SEC a registration statement on Form S-4, which will include the proxy statement of FMC Technologies that also constitutes a prospectus of TechnipFMC (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on FMC Technologies’ website at www.fmctechnologies.com (for documents filed with the SEC by FMC Technologies) or on Technip’s website at www.technip.com (for documents filed with the SEC by Technip).

Important Additional Information Will be Made Available in an Information Document

Technip will prepare an information document to be made available in connection with the Technip meeting of stockholders called to approve the proposed transaction (the “Report”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE INFORMATION DOCUMENT, AND OTHER RELEVANT DOCUMENTS TO BE PUBLISHED ON THE TECHNIP WEBSITE, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the information document from Technip on its website at www.technip.com.

Important Additional Information Will be Made Available in an Prospectus Prepared in accordance with the EU Prospectus Directive

TechnipFMC will make publicly available a prospectus, prepared in accordance with the EU Prospectus Directive 2003/71/EC, with respect to the issuance of new shares as a result of the proposed transaction and their admission to trading on the regulated market of Euronext Paris (including any supplement thereto, the “Admission Prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FMC TECHNOLOGIES, TECHNIP, TECHNIPFMC, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the Admission Prospectus from TechnipFMC when available.

Participants in the Solicitation

FMC Technologies, Technip, TechnipFMC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FMC Technologies and Technip, respectively in respect of the proposed transactions contemplated by the proxy statement/prospectus and the report. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of FMC Technologies and Technip, respectively, in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding FMC Technologies’ directors and executive officers is contained in FMC Technologies’ Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated March 25, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information regarding Technip’s directors and executive officers is contained in Technip’s Annual Report for the year ended December 31, 2015 filed with the AMF and can be obtained free of charge from the sources indicated above.

***

Technip and FMC Technologies to Combine

Dear Forsys Subsea Employees,

We are excited to announce that Technip and FMC Technologies will combine to create a global leader that will drive change by redefining the production and transformation of oil and gas. The two companies have entered into a Memorandum of Understanding and expect to execute a definitive merger agreement under which the companies will combine in an all-stock merger. The combined company will be called TechnipFMC.

As members of the Forsys Subsea team, you have already experienced first-hand the benefits of the two companies’ alliance and you know that we share common cultures and values.  In fact, the benefits of our partnership and demand from customers has been so compelling that we believe a combination of Technip’s and FMC Technologies’ entire operations will allow us to capitalize on and accelerate the success achieved by Forsys Subsea. Together, we will have a broader portfolio of solutions to increase innovation, improve execution, reduce costs and enhance customer success. We will be a leader in Subsea, Surface and Onshore/Offshore, with a comprehensive and flexible offering across each market platform from concept to project deliver and beyond.

We expect that, with enhanced scale and global presence, there will be expanded opportunities for personal development and career growth for employees of the combined company.  Of course, there may be some overlap in certain job functions. However, our objective will be to create the strongest possible base of employee talent. This combination is about growth, and we are confident that we will be stronger together.

Keep in mind that, until the transaction closes, Technip and FMC Technologies will continue to operate separately. As Forsys Subsea employees, you can continue to interact with your joint venture colleagues as normal, however, you should not discuss anything that is outside the normal course of business. Any conversations outside the normal course of business must be cleared by our legal department.

Following the close of the transaction, Thierry Pilenko, currently Technip Chairman and CEO, will serve as Executive Chairman of the combined company’s Board of Directors. Doug Pferdehirt, currently FMC Technologies’ President and COO, who FMC Technologies announced on May 9,

2016 will be appointed as CEO of FMC Technologies effective September 1, 2016, will serve as CEO of the combined company.

The Board of Directors of the new company will consist of seven Board members designated by Technip and seven Board members designated by FMC Technologies.

TechnipFMC will have its operational headquarters in Paris, France, (where the Executive Chairman will have his principal office), in Houston, Texas, USA (where the CEO will have his principal office), and in London, United Kingdom (where the Forsys Subsea JV is headquartered and the new corporation will be domiciled).

We believe that the combined company will benefit from the expertise of both groups’ employees and leaders. Together, we will establish a team to develop a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible. Because Technip and FMC Technologies already know each other well, we are confident that it will be a smooth integration upon closing of the transaction.

We expect to complete the combination in early 2017, subject to the approval of both Technip and FMC Technologies shareholders, regulatory approvals and consents, as well as other customary closing conditions.

We have included a list of FAQs to help answer some of the questions you may have about today’s announcement. Of course, we will make every effort to keep you informed throughout this process, keeping in mind that there are certain legal and regulatory requirements that we must follow. I know that I can count on you to maintain the same high level of professionalism as always. We will continue to provide you with updates as they become available.

It is likely that this announcement will generate interest from media and other outside parties, and it is important that the Company speaks with one voice. If you receive any inquiries, please refer them to please refer them to Lisa Albiston at lisa.albiston@fmcti.com or to Christophe Bélorgeot at cbelorgeot@technip.com

We are enthusiastic about this new chapter in our partnership, and hope you share our excitement. Thank you for your continued hard work and dedication to Forsys Subsea.

Sincerely,

John Gremp, Chairman and CEO FMC Technologies; Doug Pferdehirt, President and COO FMC Technologies; and Thierry Pilenko, Technip Chairman and CEO

Paris, May 19, 2016

Frequently Asked Questions – for Forsys Subsea internal use only

1.	What is being announced? What is happening?

•	Technip and FMC Technologies have the intention to combine to create a global leader driving change by redefining the production and transformation of oil and gas. To do so, the two companies have entered into a Memorandum of Understanding and expect to execute a definitive business combination agreement under which the companies will combine in an all-stock merger.

•	The combination of Technip and FMC Technologies will create a leader in Subsea, Surface and Onshore/Offshore, TechnipFMC, driven by innovation and technology.

•	The new company will have a combined revenue of $20 billion and a combined backlog of $20 billion. It will have more than 49,000 employees in over 45 countries.

2.	What is a Memorandum of Understanding?

•	A Memorandum of Understanding, or MOU, is a formal agreement between two or more parties outlining the terms and details of a mutual understanding. Though MOUs are not legally binding, they are considered serious documents by the law and signal that an official legal contract is imminent. Technip and FMC Technologies expect to complete the combination in the first quarter of 2017.

3.	Why are Technip and FMC Technologies combining?

•	Together, Technip and FMC Technologies will create significant additional value for the employees and the shareholders of both companies by expanding on the success already achieved through their alliance and joint venture Forsys Subsea.

•	Together, they will offer a new generation of comprehensive and flexible solutions across each market from concept to project delivery and beyond.

•	TechnipFMC’s broader portfolio of solutions will increase innovation, improve execution, significantly reduce the cost of producing and transforming hydrocarbons and therefore enhance customer success.

•	In addition, TechnipFMC will bring together two complementary market leaders and their talented employees, building on the proven success of their existing alliance providing a strong basis for rapid integration.

•	The combined company will be larger, stronger and more diverse. It should thus be able to offer expanded opportunities to employees.

4.	When will the business combination be completed? What approvals are required?

•	The companies expect to complete the transaction in the first quarter of 2017, subject to the approval of both Technip and FMC Technologies shareholders, regulatory approvals and consents, including expiration or termination of the applicable waiting periods under the anti-trust rules, as well as other customary closing conditions.

5.	Who will lead the combined company?

•	While there are still many decisions that have yet to be made, there are a number of important post-closing details which can already be shared: Technip Chairman and CEO, Thierry Pilenko, will serve as Executive Chairman of the combined company’s Board of Directors. Doug Pferdehirt, currently FMC Technologies’ President and COO, who FMC Technologies announced on May 9, 2016 will be appointed as CEO of FMC Technologies effective September 1, 2016, will serve as CEO of the combined company.

6.	Where will the new company be headquartered?

•	TechnipFMC will have its operational headquarters in Paris, France, (where the Executive Chairman will have his principal office), in Houston, Texas, USA (where the CEO will have his principal office), and in London, United Kingdom (where the Forsys Subsea JV is headquartered and the new corporation will be domiciled.

7.	Where will the combined company’s stock trade?

•	The combined company will trade on the New York Stock Exchange and will also trade on the Euronext Paris Stock Exchange.

8.	What does this announcement mean for Forsys Subsea employees right now?

•	Until the transaction is complete, which we expect to occur in the first quarter of 2017, Technip and FMC Technologies remain separate companies and will continue to be joint venture partners through Forsys Subsea.

•	At this time, the most important thing you can do is continue to focus on your responsibilities while conducting safe operations. Customers are counting on you to deliver and to consistently meet their needs in the safest and most efficient manner.

•	You should not share information with your counterparts within Technip and FMC Technologies or otherwise coordinate until the transaction is completed.

•	We appreciate your continued focus and commitment.

9.	Will this announcement have an immediate effect on day-to-day operations?

•	No. In the near term, your top priority will be continuing to operate as usual. You should not share information with your counterparts within Technip and FMC Technologies or otherwise coordinate until the transaction is completed.

•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

10.	Are changes to compensation and benefits to be expected?

•	Until the transaction is complete, which we expect to occur in the first quarter of 2017, Technip and FMC Technologies remain separate companies and continue to be joint venture partners through Forsys Subsea.

•	Your salary and benefits remain unchanged.

•	The combined company will be committed to providing comprehensive and competitive compensation and benefits for all employees.

11.	Will there be new opportunities in terms of jobs or relocation in the combined company?

•	Although there may be some overlap in certain functions, we are confident that, with a greater scale and a broadened offering, the combined company will create more opportunities for personal development and career progress. We will be better armed to achieve global growth and foster positive returns on our talent base.

•	Opportunities should be communicated to employees as they are identified through the integration process after completing the transaction.

12.	Will there be layoffs as a result of this transaction? What about consolidation of offices?

•	This combination is about creating value and positioning business for growth. This is expected to translate into increased opportunities for many employees as a benefit of being part of a larger, more diverse company.

•	As we plan for the integration after closing, we expect to identify some areas of overlap in certain job functions as a result of the complementary nature of the two companies.

•	We are dedicated to being transparent as important decisions are made and committed to treating all employees at both companies fairly and with respect as we move through this process.

•	Overall, we expect that, with a greater scale and a broadened offering, the combined company will create more opportunities for personal development and career progress for employees.

•	Over the coming days and weeks, we will expand the integration planning team to include representatives of both companies to help develop a detailed and thoughtful integration plan to make the post-closing transition as seamless, efficient and productive as possible.

•	The most important thing everyone can do is stay engaged, flexible and focused on your day-to-day responsibilities, maintain a safe work environment and continue to provide exceptional customer service.

13.	How can we keep up with the progress of the integration?

•	Until the transaction is complete, Technip and FMC Technologies remain separate companies and continue their joint venture partnership through Forsys Subsea.

•	There will only be planning for the integration – the execution of the plan will not happen until the transaction is complete, which is expected to occur in the first quarter of 2017.

•	We will keep employees informed of important updates as we move through this process.

14.	What will happen / change at Forsys Subsea?.

•	Until this transaction closes, which is expected to occur in the first quarter of 2017, Technip and FMC Technologies will continue to operate as separate companies, and their alliance and joint venture will continue unchanged.

•	Following the close of the transaction, TechnipFMC will integrate Forsys Subsea into its combined operations.

15.	What will this move mean for customers?

•	The combination of Technip and FMC Technologies will create a leader in Subsea, Surface and Onshore-Offshore, each supported by technology and innovation. TechnipFMC will have a comprehensive and flexible offering across each market from concept to project delivery and beyond. This transaction will allow to deliver more benefits to customers through our broader portfolio of solutions which will increase innovation, improve execution, significantly reduce the cost of producing and transforming hydrocarbons and therefore enhance customer success.

•	Until this transaction closes, which is expected to occur in the first quarter of 2017, Technip and FMC Technologies will continue to operate as separate companies, and their alliance and joint venture will continue unchanged. Relationships with customers remain our top priority.

•	This announcement will not have any impact on our day-to-day operations and it remains business as usual. Your contacts will remain the same.

16.	As an employee of Forsys Subsea, can I talk to people I know at Technip and FMC Technologies about this transaction?

•	Until the transaction closes, Technip and FMC Technologies will continue to operate separately.

•	For employees of Forsys Subsea, you can continue to interact with your joint venture colleagues as normal, however, Forsys Subsea employees should not discuss anything related to the transaction.

•	Any conversations outside the normal course of business must be cleared by your legal department.

17.	What should I say if I am asked about this announcement?

•	If our customers ask about the merger, we ask that you emphasize that it is business as usual and that our relationship with them continues to remain our top priority.

•	With respect to questions you may get from others outside the company – such as investors, analysts, or the media – please note that employees, except for certain company executives, are not authorized to speak publicly or communicate externally, including on social media channels, about this announcement on the Company’s behalf.

•	If you receive any inquiries, please refer them to Lisa Albiston at lisa.albiston@fmcti.com or to Christophe Bélorgeot at cbelorgeot@technip.com

18.	How can I get more information?

•	As always, we are committed to operating with transparency and we will keep you informed throughout this process.

THANK YOU